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Press Release
                                                    [CELANESE LOGO]

Your contacts:                                      Celanese AG
                                                    Corporate Center
Dr. H. B. Heier                                     Building F821
Tel. +49(0)69 305-7112                              D-65926 Frankfurt am Main
Fax  +49(0)69 305-84160

Phillip Elliott
Tel. +49(0)69 305-33480
Fax  +49(0)69 305-17082

                                                             November 3, 1999

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BASF agrees to purchase Celanese AG interest in Targor


Celanese AG and BASF AG today announced that BASF has agreed to purchase Celanese's interest in the two companies' Targor polypropylene joint venture. BASF and Celanese each hold a 50 percent share in Targor. Celanese expects the sale of its 50 percent share to generate gross proceeds in excess of [euro]250 million. The transaction, which is subject to conclusion of final agreements, is expected to be completed by the end of the year.

"The divestment of our interest in Targor is a further step in our strategy to focus on our core businesses acetyl products, acetates, chemical intermediates, technical polymers and performance products," said Claudio Sonder, Chairman and CEO of Celanese AG.

Targor produces polypropylene products under the brand names Hostacom(R), Novolen(R) and Metocene(R) and had net sales of [euro]1.0 billion in 1998.

Celanese AG is a global chemicals company created when Hoechst AG demerged a substantial portion of its chemicals business on October 22, 1999. It has leading positions in its key products and world class process technology. In 1998, Celanese generated pro forma sales of around [euro]5.2 billion and had about 17,500 employees. Based near Frankfurt, the company has production plants in North America, Europe and in the Asia-Pacific region. Celanese has a total of 34 production sites in nine countries. Shares in Celanese AG are traded in Frankfurt (with the stock exchange trading symbol CZZ) and on the New York Stock Exchange (with the symbol CZ).



Your contact at BASF:
Walter Geschwill
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Tel.: +49(0)621 60-999-14


Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, copies of which are available from the Company.